UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gelesis Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14070Y101

(CUSIP Number)

Daphne Zohar

Chief Executive Officer

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January 21, 2022 (the “Original Schedule 13D,” and as amended, the “Schedule 13D”) relating to the Reporting Persons’ ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Gelesis Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Unless set forth below, all previous Items set forth in the Original Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Original Schedule 13D.

This Amendment is being filed to supplement the prior disclosure to reflect the entry into a promissory note with the Issuer.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Promissory Note and Promissory Note Warrant

On July 25, 2022, the Issuer issued a short term promissory note in the aggregate principal amount of $15.0 million (the “Promissory Note”) to PureTech Health LLC for a cash purchase price of $15.0 million as part of a series of promissory notes issued by the Issuer. On July 27, 2022, the Promissory Note was amended and restated to revise certain provisions contained therein.

The Promissory Note contains certain representations and warranties and covenants of the Issuer, and certain customary events of default, including a failure by the Issuer to pay amounts due thereunder (a “Payment Default”). Upon a Payment Default under the Promissory Note that has not been cured by the Issuer after five days, (x) the Issuer will be required to issue a warrant to PureTech Health LLC (a “Promissory Note Warrant”) to purchase, at an exercise price of $0.01 per share, subject to adjustment, an aggregate of number of shares of Common Stock equal to: (i) (A) 0.2 multiplied by (B) the amount of outstanding principal and accrued interest under the Promissory Note as of the date of conversion, divided by (ii) the volume weighted average price of the Common Stock, as reported by the New York Stock Exchange (the “NYSE”), for the five trading days (the “Common Stock VWAP”) occurring immediately prior to the date of exercise and (y) PureTech Health LLC may elect, at its option, to convert the outstanding principal and accrued interest under the Promissory Note into a number of shares of Common Stock equal to (i) the amount of outstanding principal and accrued interest under the Promissory Note as of the date of conversion, divided by (ii) the lesser of the price per share of (A) the Common Stock, as reported by the NYSE or (B) the Common Stock VWAP as of the day prior to the date of PureTech Health LLC’s conversion notice.

The Promissory Note Warrant will expire on the date that is ten years from the date of issuance (the “Expiration Date”) and will be exercisable at any time from the date of issuance until the Expiration Date. The Promissory Note Warrant also provides for an automatic exercise upon a change of control (as defined in the Promissory Note Warrant).

The Company has agreed to include one or more proposals at its next annual or special meeting of stockholders to obtain any necessary shareholder approval pursuant to NYSE rules for the issuance of the Promissory Note Warrants, and the shares of Common Stock issuable upon exercise of such warrants, and the issuance of the shares of Common Stock issuable upon conversion of the Promissory Notes.

The foregoing descriptions of the Promissory Note and Promissory Note Warrant do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

Item 6. Contracts; Arrangements, Understandings or relationship with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Promissory Note and Promissory Note Warrant and is incorporated herein by reference. A copy of each such agreements is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Description

1.	Joint Filing Agreement among PureTech Health LLC and PureTech Health plc. (incorporated by reference to Exhibit 1 to the Original Schedule 13D)

2.	Amended and Restated Registration and Stockholder Rights Agreement, dated as of January 13, 2022, by and among Gelesis Holdings, Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 20, 2022).

3.	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Registration Statement on Form S-4, originally filed on August 10, 2021).

4.	Backstop Agreement, dated as of December 30, 2021, by and among Capstar Special Purpose Acquisition Corp. and the other parties listed as Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 3, 2022).

5.	Form of Amended and Restated Promissory Note (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 29, 2022).

6.	Form of Warrant to Purchase Common Stock of Gelesis Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 29, 2022).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2022

PURETECH HEALTH LLC

By:	/s/ Daphne Zohar
Name:	Daphne Zohar
Title:	Chief Executive Officer

PURETECH HEALTH PLC

By:	/s/ Daphne Zohar
Name:	Daphne Zohar
Title:	Chief Executive Officer

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